SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CAMBRIDGE HEART, INC.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

131910101

(CUSIP Number)

May 12, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MEDTRONIC, INC. 41-0793183

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
*Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization MINNESOTA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
4,173,321 (includes 2,941,172 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock; 882,349 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock which may be purchased upon exercise of an exercisable warrant; and 349,800 shares of Common Stock held by Medtronic International, Ltd.)

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
4,173,321 (includes 2,941,172 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock; 882,349 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock which may be purchased upon exercise of an exercisable warrant; and 349,800 shares of Common Stock held by Medtronic International, Ltd.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,173,321

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 17.9%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medtronic International, Ltd. 41-1278948

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
*Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 349,800

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 349,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) CO

Answer every item. If an item is inapplicable or the answer is in the negative, so state.
Item 1.
	(a)	Name of Issuer Cambridge Heart, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1 Oak Park Drive Bedford, MA 01730

Item 2.
	(a)	Name of Person Filing See Cover Page Item 1
	(b)	Address of Principal Business Office or, if none, Residence 710 Medtronic Parkway Minneapolis, MN 55432
	(c)	Citizenship See Cover Page Item 4
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number See Cover Page

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	[ ]	Bank as defined in Section 3(a)(b) of the Exchange Act.
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See Cover Page Items 5 through 11
(a)	Amount beneficially owned:
(b)	Percent of class:
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
Joint Filing Agreement, dated May 19, 2003, between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2003
Date
MEDTRONIC, INC.
/s/ David J. Scott
Signature
David J. Scott Senior Vice President, General Counsel and Secretary
Name/Title

May 19, 2003
Date
MEDTRONIC INTERNATIONAL, LTD.
/s/ David J. Scott
Signature
David J. Scott Vice President and Secretary
Name/Title

AGREEMENT TO MAKE A JOINT FILING

The undersigned hereby agree to file a joint Schedule 13G (and any amendments thereto) with respect to the interests of the undersigned in Cambridge Heart, Inc. and further agree that such Schedule 13G and amendments thereto are filed on behalf of each of the undersigned.

Date:  May 19, 2003

MEDTRONIC, INC.

By:	/s/ David J. Scott
David J. Scott
Senior Vice President, General Counsel
and Secretary

MEDTRONIC INTERNATIONAL, LTD.

By:	/s/ David J. Scott
David J. Scott
Vice President and Secretary